Exhibit 12.1

Steak n Shake’s Ratio of Earnings to Fixed Charges

	Forty Weeks		52 Weeks Ended							53 Weeks Ended
	Ended July 1, 2009		September 24, 2008	September 26, 2007		September 27, 2006		September 28, 2005		September 29, 2004
	In thousands
Earnings (loss) before income taxes	$1,972		$(34,784)	$14,871		$42,292		$44,444		$42,438
Add: Fixed charges	12,293		15,744	16,081		14,670		14,595		14,467
Add: Amortization of capital interest	320		416	386		381		298		262
Less: Interest capitalized	-		231	660		2,057		906		502
Earnings (loss) available for fixed charges	14,585		(18,855)	30,678		55,286		58,432		56,665

Fixed Charges:
Interest expense	10,998		14,011	14,015		11,373		12,641		13,079
Capitalized interest	-		231	660		2,057		906		502
Rent expense attributable to interest	1,180		1,472	1,396		1,223		1,025		863
Amortization of debt issuance costs	115		30	10		17		23		23
Total fixed charges	12,293		15,744	16,081		14,670		14,595		14,467

Ratio of earnings to fixed charges	1.2	x	- *	1.9	x	3.8	x	4.0	x	3.9	x

*For the period ended September 24, 2008, earnings were insufficient to cover fixed charges.

For the purposes of calculating Steak n Shake’s ratio of earnings to fixed charges, earnings consist of pretax income (loss) from continuing operations, plus fixed charges and the amortization of capitalized interest less interest capitalized. Fixed charges consist of interest expense, amortization of debt issuance costs, capitalized interest, and an estimate of the portion of Steak n Shake’s rental expense that is attributable to interest.